PPD

KW 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549

11020087

AL
3235-0123
April 30, 2013
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8- 33478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LifeMark Securitites Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 West Metro Park
(No. and Street)

Rochester, New York 14623
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Micciche 585-424-5672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter
(Name – *if individual, state last, first, middle name*)

400 West Metro Park Rochester New York 14623
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/30

OATH OR AFFIRMATION

I, Vincent Micciche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori A. Alberts
01AL6037881
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 2014

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________________

Name: Vincent Micciche

(By Firm's FINOP or President)

Title: FINOP Date: 2/23/11

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: LifeMark Securities Corp.

Address: 400 West Metro Park
Rochester, N.Y. 14623

Telephone: 585-424-5672

SEC Registration Number: 8-33478

FINRA Registration Number: 16204

(ii) Accounting Firm

Name: Thomas J. Trumeter, CPA

Address: 400 West Metro Park
Rochester, N.Y. 14623

Telephone: 585-424-2090

Accountant's State Registration Number: 061605-1

(iii) Audit date covered by the Agreement:

12	31	2010
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail *Tom@TJTCPA.com*

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.

We have audited the accompanying statement of financial condition of LifeMark Securities Corp. as of December 31, 2010, and the related statement of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Thomas J. Trumeter, CPA

February 26, 2011

LifeMark Securities Corp.
Statement of Financial Position
December 31, 2010

Assets	
Cash and cash equivalents	$ 339,917
Commissions receivable, net	311,612
Accounts receivable	53,523
Property and equipment, net	9,549
Restricted deposits	75,000
Cash value officers life insurance	18,957
Total Assets	$ 808,558
Liabilities and Shareholders' Equity	
Liabilities:	
Commissions payable	$ 355,153
Accounts payable	140,305
Accrued payroll and benefits	51,138
Total Liabilities	546,596
Shareholders' Equity:	
Common stock, no par value; 1,000 shares authorized, 866.9089 shares issued and 734.7817 shares outstanding	20,000
Additional paid-in capital	453,633
Retained deficit	(185,370)
	288,263
Less: Cost of 132.1272 shares of common stock held in treasury	(26,301)
Total Shareholders' Equity	261,962
Total Liabilities and Shareholders' Equity	$ 808,558

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Income
For the Year Ended December 31, 2010

Revenue	
Commissions	$ 4,438,399
Interest income	350
Total Revenue	4,438,749
Expenses	
Compensation and benefits	4,022,270
Other operating expenses	132,783
Professional fees	122,742
Occupancy	65,237
Bad debt expense	65,545
Technology	17,322
Total Expenses	4,425,899
Income before Provision for Income Taxes	12,850
Provision for income taxes	4,694
Net Income	$ 8,156

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Deficit	Treasury Stock	Total
Balance, January 1, 2010, as previously reported	$ 20,000	$ 453,633	$ (236,805)	$ (26,301)	$ 210,527
Prior period adjustment, correction of an error	-	-	43,279	-	43,279
Balance, January 1, 2010, as restated	20,000	453,633	(193,526)	(26,301)	253,806
Net income	-	-	8,156	-	8,156
Balance, December 31, 2010	$ 20,000	$ 453,633	$ (185,370)	$ (26,301)	$ 261,962

See accompanying notes to financial statements

LifeMark Securities Corp.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities:	
Net income	$ 8,156
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	9,202
Decrease (increase) in commissions receivable	(25,141)
Decrease (increase) in accounts receivable	(4,818)
Decrease (increase) in cash surrender value of life insurance	(18,957)
Increase (decrease) in commissions payable	172,709
Increase (decrease) in accounts payable	(101,712)
Increase (decrease) in accrued payroll	(14,821)
Total Adjustments	16,462
Net Cash Provided by Operating Activities	24,618
Cash Flows from Investing Activities:	
Acquisition of Property and Equipment	(3,179)
Net Cash Used in Investing Activities	(3,179)
Net Change in Cash and Cash Equivalents	21,439
Cash and Cash Equivalents - Beginning of Year	318,478
Cash and Cash Equivalents - End of Year	$ 339,917
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Income Taxes	$ 4,694

See accompanying notes to financial statements

LIFEMARK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. THE COMPANY

LifeMark Securities Corp. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in fifty states. The Company, which maintains six offices in three states, is an "introducing broker" and primarily earns commissions in the buying and selling of financial instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Commissions Receivables – The Company has commission receivables that arise from the buying and selling of financial instruments for its clients and has accounts receivable that arise from expenses paid on behalf of its registered representatives and shareholders. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that uncollectible receivables amounted to $65,545, as such, an allowance for doubtful accounts has been established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Income.

Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years

Income Taxes – The Company does not pay federal or state income taxes on its income. Instead, the Company's income, deductions and other income tax attributes are reported to each shareholder, based on their respective ownership, and included in their respective income tax returns. The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740-10 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2010. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Advertising Costs – The Company expenses all advertising and marketing expenses as incurred. Advertising and marketing expenses for the year ended December 31, 2010 were $7,656.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, accounts receivable, accounts payable, common stock and preferred stock. At December 31, 2010, cash, accounts receivable, and accounts payable, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820 (Prior authoritative literature: SFAS No. 157, "Fair Value Measurements"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

3. FAIR VALUE (CONT'D)

FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 — Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 — Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

LifeMark Securities considers all assets as of December 31, 2010 to be Level 1 assets.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2010:

Computers	$ 238,244
Furniture and Fixtures	13,560
Equipment	13,582
	265,386
Less: Accumulated depreciation	255,837
	$ 9,549

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $219,625, which was $183,167 in excess of its required net capital of $36,458 and a ratio aggregate indebtedness to net capital of 2.488 to 1.

6. INCOME TAX MATTERS

The Company, with the consent of its shareholders, has elected to be taxed as an S Corporation. These sections of federal and state income tax law provide that, in lieu of Company income taxes, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements, except for various state taxes assessed on S Corporations.

7. BENEFIT PLAN

The Company has a salary reduction plan pursuant to section 401(k) of the Internal Revenue Code that covers all eligible employees. Employees are eligible for participation in the plan after completion of six months of service and attainment of age twenty-one. Under the terms of the plan, the Company made matching contributions through April 3, 2009 equal to a percentage of compensation that a participant contributes to the plan. Effective April 4, 2009, the Company amended its plan and is no longer required to make matching contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors. Employer contributions to the plan for the year ended December 31, 2010 was $1,860.

8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, commission's receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from its clearing broker and large financial institutions from the buying and selling of financial instruments, which is normally received within thirty days of the transaction. The Company's accounts receivable is due from registered representatives and shareholders. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, commission's receivable and accounts receivable.

9. COMMITMENTS

The Company leases its office facility from an entity in which two of the Company's shareholders are members. The office lease is for a fifteen-year period, beginning on March 1, 2004, with the annual rent reviewed every five years. The current annual rent is $40,662, which is payable in monthly installments, plus utilities. Rent expense under this lease for the year ended December 31, 2010 was $40,662.

The Company also leases office equipment. Under the terms of the agreement that was signed on August 13, 2009, the lease requires 39 monthly payments of $476.

10. PRIOR PERIOD ADJUSTMENT

The company discovered that the cash surrender value amounting to $11,704, of an officer's life insurance had not been recorded in the prior year's financial statements. The company also discovered that commission income was understated in the prior year financial statements in the amount of $31,575. The understatement in commissions income was due to a liability for brokerage termination fees owed to a clearing broker, in which the clearing broker deducted these fees from commissions income transmitted to LifeMark. LifeMark was unaware that the clearing broker had netted such termination fees with commissions income transmittals. As such, LifeMark erroneously recorded $31,575 less in commissions income during fiscal year 2009. Retroactive inclusion of these items in the financial statements would have resulted in an increase in net income of $43,279 for the year ended 2009.

11. LITIGATION

In the fall of 2009, Transamerica Life Insurance Company filed two lawsuits in the United States District Court for the District of Rhode Island against the Company, one of its agents, and others. The multi-count Complaints assert that the Company and its agent breached their contracts, acted in bad faith, engaged in fraud, criminal conduct and civil conspiracy, were unjustly enriched, and were negligent in connection with the issuance of various variable annuity contracts. The Company denies all allegations and intends to vigorously defend and is considering filing counterclaims at the appropriate time.

Comprehensive motions to dismiss all claims have been filed and argued. At this time, the outcome of this litigation and the amount of liability to the Company, if any, cannot be estimated and no provision for a loss has been recorded at December 31, 2010.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue.

LIFEMARK SECURITIES CORP.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(ii).

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

1.	Total ownership equity from Statement of Financial Condition	$ 261,962
2.	Deduct: Ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	261,962
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	261,962
6.	Deductions and/or charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(42,337)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions and/or charges	-
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	219,625
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 219,625

Continued on next page

LifeMark Securities Corp.
Schedule I - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010
(continued)

11.	Minimum net capital required (6-2/3% of line 19)	$ 36,458
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 36,458
14.	Excess net capital (line 10 less line 13)	$ 183,167
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 164,965

Computation of Aggregate Indebtedness

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 546,596
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: Adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 546,596
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	248%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by LifeMark Securities Corp. and included in the Company's unaudited Part IIA FOCUS Report filing as of the same date consisted of the following:

Net capital per the Company's FOCUS Report (Unaudited)	$ 280,531
Prior period adjustment	43,279
Increase in net income	(151,480)
Change in accounts receivable	47,295
Net capital per this computation	$ 219,625

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSIONS

To the Board of Directors and Shareholders
LifeMark Securities Corp.

Our report on our audit of the basic financial statements of LifeMark Securities Corp. as of, and for the year ended December 31, 2010, appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas J. Trumeter, CPA

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board *WWW.PCAOBUS.ORG*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
LifeMark Securities Corp.

In planning and performing our audit of the financial statements of LifeMark Securities Corp. (Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the Company's internal control to be significant deficiencies:

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. The company adopted procedures during the year that satisfactorily addressed material control deficiencies noted in prior years. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thomas J. Trumeter, CPA

February 26, 2011

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
LifeMark Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1734, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2010 to December 31, 2010, which were agreed to by LifeMark Securities Corp. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7T with respective cash disbursement records, including check number 10144 dated December 31, 2008 for $150 and check number 10499 dated July 28, 2009 for $1,755 that were issued to SIPC, noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2010 less the total revenue reported on the FOCUS report for the period January 1, 2010 to March 31, 2010 with the total revenue amount reported on Form SIPC-7T for the period from April 1, 2010 to December 31, 2010 noting that the SIPC-7T reported $ 25,624 more revenue than the amount that was computed;

3. Compared any adjustments reported on SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas J. Trumeter, CPA

February 26, 2011